FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                06 December 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Product Launch sent to the London Stock Exchange on 06 December 2004 press release

PR0446
              mmO2 TO DEPLOY EUROPE'S FIRST SUPER-FAST 3G NETWORK

Released: 6 December 2004

mmO2 today set out its mobile broadband strategy with the deployment of Europe's first super-fast, third-generation (3G) mobile data network.

The 3G network will incorporate HSDPA (high-speed downlink packet access) technology and IMS (Internet Protocol Multimedia services) and positions mmO2 at the forefront of providing advanced mobile data services to customers within Europe. It will go live in the Summer, next year, at mmO2's subsidiary, Manx Telecom on the Isle of Man.

Consumers and businesses will be able to experience for the first time next-generation services on the move at speeds equivalent to those enjoyed by fixed broadband networks. They will be able to quickly and easily download DVD-quality film clips, audio and video, interactive multiplayer games, multimedia music tracks, 'push-to-watch' services as well as access large email attachments - 3 times faster than today's commercial 3G networks.

Based on advanced technology from Lucent Technologies, the futuristic network builds on mmO2's previous successful live trials of early 3G on the Isle of Man. It also complements existing work in this area mmO2 has conducted with its two principal networking partners - Nortel Networks and Nokia Corporation.

Two weeks ago, mmO2 joined forces with Nortel Networks to conduct a live high-speed internet call powered by HSDPA in preparation to incorporating the technology within the 3G networks of mmO2's mobile businesses in the UK, Germany and Ireland, which have all been designed from the outset around this functionality. This programme will begin from mid 2005 and draw on the key learnings of the HSDPA-enabled network on the Isle of Man.

Dave Williams, group chief technology officer of mmO2, said: "We have market-leading experience in the deployment of mobile data services and 3G technology. We established the first fully-operational 3G European network on the Isle of Man at the end of 2001, were the first network to launch GPRS and have more SMS usage on our network than anyone else.

"Now, with the first deployment in Europe of HSDPA and IMS together in a converged commercial network, coupled with our mobile TV trial in Oxford and the recent launch of the O2 Connection Manager, we will gain invaluable insights into how to extend our multimedia services in order to enhance people's lives and develop applications that they are willing to pay for."

The Lucent built HSDPA-enabled network will initially offer data speeds of 3.6 Megabits per second (Mbps) - limited only by the capability of current-generation handsets - but will ultimately support data speeds of up to
14.4 Mbps. At launch customer will be able to send a 5Mbyte video clip in under 30 seconds.

Lucent's IMS, a converged Internet Protocol-based core network solution, will enable mmO2's Manx Telecom to provide its customers with a wide array of compelling, multimedia services using their mobile device or fixed broadband connections. Additionally, Manx Telecom's business customers will be able to provide their employees with high-speed mobile access to the same business applications they typically use while in the office.

"Manx Telecom's vision is to provide services that enrich people's lives whatever they're doing and wherever they are, and this project will play a strategic role as we continually assess how to enhance our mobile offerings for our customers," said Chris Hall, managing director of Manx Telecom. "This network will serve as a showcase of the tremendous benefits fixed-mobile multimedia networks have to offer."

David Poticny, president, Lucent Technologies Europe, commented: "Lucent is very excited to partner with mmO2 on this unique, ground-breaking project that will help eliminate the barriers between voice and data services, and between fixed and wireless environments.

"Lucent's next-generation networking solutions are designed to support the seamless delivery of blended services that enhance, and complement people's lifestyles, providing them with the convenience of anywhere, anytime access to all of their communications services."

Technical note to editors
Under the agreement, Lucent will provide mmO2 with Bell Labs-developed wireless and data networking equipment, as well as network management and applications software. Among the products to be supplied are Lucent's Flexent(R) OneBTS base stations (Node Bs) -- which support HSDPA -- Flexent Radio Network Controller
(RNC), as well as UMTS packet core solutions including Lucent's Flexent Serving GPRS Support Node (SGSN), and Gateway GPRS Support Node (GGSN). Lucent also will ensure the supply of HSDPA-capable devices to Manx Telecom, through collaborations with a variety of mobile device manufacturers.

Lucent also will supply key elements of its IMS solution, including a 3G Mobile Switching Centre based on the Lucent Network Controller (softswitch technology) and Lucent Media Gateways, as well as Lucent's Super-Distributed Home Location Register, a subscriber database server that manages customer information for voice and data services across wireline and wireless networks. Lucent Worldwide Services will provide engineering, installation, integration, optimization and program management services for the project.

                                    - ends -
mmO2

mmO2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns mmO2 Airwave - an advanced, digital emergency communications service. In addition, mmO2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 22 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented nearly 22% of total service revenues in the quarter ending 30 September 2004.

David Nicholas                   Simon Gordon
Director of Communications       Press Relations Manager
mmO2 plc                         mmO2 plc
david.nicholas@o2.com            simon.gordon@o2.com
t: +44 (0)7715 759176            t: +44 (0)771 007 0698

  All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

About Lucent Technologies

Lucent Technologies designs and delivers the systems, services and software that drive next-generation communications networks. Supported by Bell Labs research and development, Lucent uses its strengths in mobility, optical, software, data and voice networking technologies, as well as services, to create new revenue-generating opportunities for its customers, while enabling them to quickly deploy and better manage their networks. Lucent's customer base includes communications service providers, governments and enterprises worldwide. For more information on Lucent Technologies, which has headquarters in Murray Hill, N.J., USA, visit www.lucent.com.


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 06 December 2004                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary